SELECT INCOME REIT

TWO NEWTON PLACE

255 WASHINGTON STREET, SUITE 300

NEWTON, MASSACHUSETTS 02458

VIA EDGAR AND FACSIMILE

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-0308

March 2, 2012

RE:	Select Income REIT Registration Statement
on Form S-11, File No. 333-178720

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Select Income REIT (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on March 6, 2012, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

In connection with this request, the Registrant acknowledges that:

(1)  should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Margaret R. Cohen of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4859 and that such effectiveness also be confirmed in writing.

United States Securities and Exchange Commission

March 2, 2012

Very truly yours,

SELECT INCOME REIT

By:	/s/ John C. Popeo
	Name:	John C. Popeo
	Title:	Chief Financial Officer and Treasurer